Edoc Acquisition Corp.

7612 Main Street Fishers Suite 200

Victor, NY 14564

January 12, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edoc Acquisition Corp.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-263628

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Edoc Acquisition Corp., a Cayman Islands exempted company (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-4 (File No. 333-263628) (together with the exhibits, amendments and supplements thereto, the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Please feel free to contact Barry Grossman, Esq. and Jessica Yuan, Esq., legal counsels to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Edoc Acquisition Corp.

By:	/s/ Kevin Chen
Kevin Chen
Chief Executive Officer